

SECU[illegible] 17017683

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-27691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

IFC Holdings, Inc. 12750 Citrus Park Lane, Suite 300

(No. and Street)

Tampa	FL	33625
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vanessa Lambrechts 310-899-8672

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

550 South Hope Street, Suite 1500	Los Angeles,	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED 2017 APR -5 PM 12:03 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

awb

OATH OR AFFIRMATION

I, Vanessa Lambrechts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IFC Holdings, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Controller

Title

Notary Public



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IFC HOLDINGS, INC. (DBA INVEST FINANCIAL CORPORATION) AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Consolidated Statement of Financial Condition	2
Notes to Consolidated Statement of Financial Condition	3



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
IFC Holdings, Inc. (dba INVEST Financial Corporation):

We have audited the accompanying consolidated statement of financial condition of IFC Holdings, Inc. (dba INVEST Financial Corporation) and its subsidiary (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of IFC Holdings, Inc. (dba INVEST Financial Corporation) and its subsidiary as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

As discussed in note 2 to the accompanying consolidated financial statement, the Company's retained earnings as of December 31, 2015 has been restated to correct a misstatement in the Company's previously issued consolidated financial statements.

KPMG LLP

Los Angeles, California
March 30, 2017

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

IFC HOLDINGS, INC. (DBA INVEST FINANCIAL CORPORATION) AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	39,255,847
Restricted cash		469,463
Marketable securities		312,334
Commissions receivable		13,111,575
Clearing receivable		2,068,067
Investment advisory receivable		2,934,335
Forgivable notes receivable, net of accumulated amortization of $7,798,043		7,126,907
Receivables from registered representatives, net of allowance of $507,075		2,546,705
Other receivables		1,932,510
Due from affiliates		99,607,635
Income taxes receivable		993,645
Deferred tax assets		30,030,665
Fixed assets, net of accumulated depreciation of $2,045,097		3,486,147
Deferred commission assets held in trust		4,507,443
Prepaid expenses and other assets		3,811,295
Goodwill		16,814,500
Total assets	$	229,009,073
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	13,419,093
Investment advisory payable		2,647,099
Accounts payable and other accrued expenses		10,599,949
Registered representatives' deferred commissions payable		99,077,830
Due to affiliates		2,007,958
Total liabilities		127,751,929
Stockholder's equity		101,257,144
Total liabilities and stockholder's equity	$	229,009,073

See accompanying notes to the consolidated statement of financial condition.

(1) Organization

IFC Holdings, Inc. (dba INVEST Financial Corporation) (INVEST) and its wholly owned subsidiary, Investment Centers of America, Inc. (ICA), collectively referred to as (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc, London, England. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

The Company has evaluated events occurring after the balance sheet date (subsequent events) through March 30, 2017, the date the consolidated statement of financial condition were available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the consolidated statement of financial condition. No events other than those discussed in note 2 were identified.

(2) Restatement

In preparing the December 31, 2016 consolidated statement of financial condition, the Company identified an accounting error related to the accounting treatment for the assets and liabilities of its non-qualified Registered Representatives' Deferred Commission Plan (the "Plan") and the deferred commission match and discretionary credits.

The Company sponsors this Plan for its registered representatives and as of December 31, 2016 the Plan was subject to an Administrative Services and Assumption Agreement with Jackson National Life Insurance Company ("Jackson"), an affiliate of NPH, effective June 30, 2004, (the "ASA") wherein Jackson provides administrative services to the Company. Under the terms of the ASA, the Company agreed to transfer title and ownership of amounts equal to amounts deferred pursuant to the Plan to Jackson, which invests the assets. Jackson, in turn, agreed to assume, pay, perform, and discharge the Company's debts and obligations under the Plan, including the claims of the Company's creditors that could be asserted against the amounts the Company transferred to Jackson. Jackson also agreed to transfer to the Company such amounts as the Company requested for obligations owed to registered representatives under the Plan.

Since the inception of the Plan, and through February 9, 2017, the Company had not reflected assets or liabilities related to the Plan on its consolidated statement of financial condition, nor in net capital calculations. The Company's accounting treatment and net capital calculations assumed the liability had been discharged from the Company since title and ownership of the Plan assets were transferred to Jackson.

On February 9, 2017, the Company determined that the Plan liabilities were not legally assumed by Jackson. As a result, the Company recorded a liability and related affiliate receivable as of December 31, 2016. Under relevant guidance NTM 03-63, the related affiliate receivable from Jackson was not an allowable asset for net capital purposes and thus net capital requirements were not met. The Company immediately remedied the matter on February 9, 2017 by requesting Jackson return the vested and unvested Plan balances to ensure compliance with its net capital requirements. The Company received payment of the December 31, 2016 receivable balance owed of $100,428,250 ($51,761,184 related to INVEST and $48,667,066 related to ICA) from Jackson on February 9, 2017. The Company and Jackson have terminated the ASA.

(Continued)

The Company also incorrectly accounted for the deferred commission match and discretionary credits as these amounts were expensed when contributed rather than when vested over the required future service period. Accordingly, the Company should not have expensed the Plan match and discretionary credits until the participants satisfied the required service period. The Company has changed its method to properly account for the Company contributions over the vesting period. The correction of the accounting error resulted in a restatement to prior period retained earnings, net of tax, in the amount of $4,872,462.

The table below summarizes the impact of the corrections to the previously issued financial statements as of December 31, 2015:

	2015		
	As reported	Adjustment (net of tax)	As restated
Assets	138,473,268	80,489,905	218,963,173
Liabilities	36,870,645	75,617,443	112,488,088
Retained earnings	11,409,628	4,872,462	16,282,090
Net capital for regulatory purposes (deficiency)	20,674,589	(42,415,136)	(21,740,547)

(3) Significant Accounting Policies

The consolidated statement of financial condition include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in the consolidation process.

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $36,979,302 in money market accounts and $1,027,928 in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(b) Restricted Cash

The Company is required by its regulators, including the SEC, to segregate cash to satisfy rules regarding the protection of customer assets. As of December 31, 2016, total cash of $469,463 is segregated into a separate account for the exclusive benefit of customers.

(c) Marketable Securities

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date, and interest is recorded on the accrual basis.

(d) Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of furniture and equipment, and computer hardware and software, which are depreciated over three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term.

(e) Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually. In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in 2012.

If the two-step goodwill impairment test is required, first, the fair value of the enterprise is compared with its carrying value (including goodwill). If the fair value of the enterprise is less than its carrying value, an indication of goodwill impairment exists and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the enterprise's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the enterprise in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the enterprise's goodwill.

For 2016, the Company performed a qualitative assessment of goodwill and determined that it is more likely than not that the fair value of the Company is greater than the carrying amount. Accordingly, no impairment was recorded in 2016.

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(Continued)

The Company is included in a consolidated federal income tax return with Brooke (Holdco1), Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax sharing agreement with BH1 is based on the separate return method and any intercompany income taxes are settled on an annual basis. The Company files combined state tax returns in approximately 25 states and separate state income tax returns for the other states in which the Company is required to file income tax returns.

(g) Receivable from Registered Representatives

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives. Upon reclassification, the receivable accrues interest at the stated rate of the note. The Company has not and does not intend to sell these receivables.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including contractual interest payments. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectability of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered and are recognized as interest income thereafter. Impairment losses are charged against the allowance. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(h) Use of Estimates

The preparation of the accompanying consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

(i) Fair Value Measurements

The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values. The Company has determined the fair value of money market funds and

marketable securities using the market approach as these financial instruments trade in an active market.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments that are not carried at fair value in the consolidated statement of financial condition as of December 31, 2016, as computed in accordance with the GAAP definition of fair value (an exit price concept, refer to note 5 for further discussion), on the consolidated statement of financial condition.

	2016	
	Carrying amount	**Fair value**
Financial assets:		
Cash and cash equivalents	$ 39,255,847	39,255,847
Restricted cash	469,463	469,463
Commissions receivable	13,111,575	13,111,575
Investment advisory receivable	2,934,335	2,934,335
Receivable from registered representatives, net	2,546,705	2,460,356
Financial liabilities:		
Commissions payable	13,419,093	13,419,093
Investment advisory payable	2,647,099	2,647,099

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, restricted cash pursuant to federal regulations, and other segregated assets, are recorded at amounts that approximate the fair value of these instruments.

Commissions and investment advisory receivable: Product sponsor receivables and receivables from clearing firms are recorded at amounts that approximate fair value. As these amounts are converted into cash within 30 days, their cost basis approximates their fair value at year end.

Receivable from registered representatives, net: These financial instruments are mainly comprised of loans provided to registered representatives, primarily for acquisitions, expansions, and retention purposes. Such loans are generally repaid over a five to seven-year period. These financial instruments also include forgivable loans that have defaulted and are in the process of being repaid or pursued by legal means and are recorded at cost less an allowance for doubtful accounts, as well as receivables from representatives that approximate fair value and are generally converted to cash. The fair value of receivables from registered representatives, net, is determined through application of a discounted cash flow analysis, based on the contractual maturities of the underlying loans discounted at the weighted average of current market interest rates associated with such loans. The receivables from representatives, excluding loans, are generally received within 30 days, as such, their cost basis is approximately fair value.

Commission and investment advisory payables: Payables due to registered representatives are recorded at amounts that approximate fair value and are expected to settle within 30 days.

(Continued)

(4) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets:		
Forgivable loans	$	1,945,813
Allowance for doubtful accounts		203,628
Deferred compensation		40,695,952
Accrued vacation		253,902
Accrued bonus		265,794
Accrued rent		896,006
Commission held		57,437
State NOL and state tax credits		61,075
Other		219,842
Total deferred tax assets		44,599,449
Deferred tax liabilities:		
Deferred compensation gain		(10,587,432)
Prepaids		(303,446)
Depreciation		(684,447)
Intangible amortization		(2,971,738)
Unrealized gain on marketable securities		(21,721)
Total deferred tax liabilities		(14,568,784)
Net deferred tax assets	$	30,030,665

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

To date, the Company has generated a Michigan net operating loss of $58,480. A valuation allowance has been placed against the state net operating loss deferred asset as of December 31, 2016 due to the uncertainty of its ultimate realization.

For tax purposes as of December 31, 2016, the Company recorded a deferred tax asset of $61,075 reflecting the benefit of $4,913 in state loss carryforwards and $93,619 in state tax credits, which can be carried forward and will expire according to the following table:

Number of years to utilize		Amount of State NOL	Amount of State Credits
0 – 5 years	$	—	39,033
6 – 7 years		—	18,196
8 – 10 years		4,913	27,294
11 – 12 years		—	9,096
	$	4,913	93,619

The Company has a state tax receivable of $157,768 and a federal income tax receivable of $835,877. As of December 31, 2016, there are no unrecognized tax benefits.

The federal income tax returns for 2013, 2014, and 2015 remain open to examination. The Company files income tax returns in all states. The Massachusetts and Wisconsin income tax returns for tax years 2011 through 2013 are under examination by the Massachusetts Department of Revenue and the Wisconsin Department of Revenue. The state income tax returns for 2013, 2014 and 2015 remain open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to its unrecognized tax benefits.

In March 2017, the Company requested consent from the IRS to change its method of accounting related to its nonqualified deferred commission plan.

(5) Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Accounting Standards Codification (ASC) 820-10, *Fair Value Measurement*. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities
- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

The Company has evaluated its investments in money market funds and marketable securities and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1 investments. All other financial instruments are classified as Level 2 investments.

(6) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with National Financial Services Corporation (NFSC) and Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to NFSC and Pershing LLC. In connection with these arrangements, the Company is contingently liable for its customers' transactions.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2%, of "aggregate debit items," whichever is greater, as these terms are defined.

On February 10, 2017, pursuant to Rule 17a-11 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company provided notice that its net capital fell below the minimum amount required by Rule 15c3-1 under the Exchange Act. With the recognition of the Plan assets and liabilities as discussed in note 2, effective December 31, 2016, INVEST had a net capital deficiency of $34,341,477, which was a $34,591,477 deficit of its requirement. The Company remedied the matter on February 9, 2017 to ensure compliance with its net capital requirements. Further discussion of the Plan is included in note 2.

(8) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal is forgiven over a period of time, generally five to seven years. In most cases, the forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions. In some cases, forgiveness of the notes is granted solely upon continued affiliation.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Typically, when the representative does not achieve the minimum gross dealer concessions, but does achieve a predetermined percentage of the agreed-upon production levels, the term of the forgivable note may be extended. Under such circumstances, the unamortized balance of the note is amortized over the remaining term. However, if the representative achieves an amount lower than the predetermined percentage of the agreed-upon production levels, the note is amended, the representative must pay down a portion of the note, and the remaining balance is amortized over the remaining term. When it has been determined that a note will be repaid by a representative; the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives.

During 2016, forgivable notes receivable totaling $3,238,858 became fully amortized and were forgiven by the Company.

(9) Receivables from Registered Representatives and Allowance for Doubtful Accounts

Receivables from registered representatives, with interest rates ranging from 3.00% to 5.25%. The receivables mature from January 20, 2017 through December 20, 2024	$	2,601,137
Allowance for receivables from registered representatives		(411,736)
Receivables from registered representatives, net		2,189,401
Other receivables from registered representatives		452,643
Allowance for other receivables from registered representatives		(95,339)
Other receivables from registered representatives, net		357,304
Total receivables from registered representatives, net	$	2,546,705

(10) Fixed Assets

The major classifications of fixed assets are as follows:

Leasehold improvements	$	3,371,482
Office equipment, furniture, and fixtures		1,970,699
Computer hardware and software		189,063
Total fixed assets		5,531,244
Less accumulated depreciation		(2,045,097)
Fixed assets, net	$	3,486,147

(11) Employee Defined Contribution Plans

The Company participates with Jackson in a defined contribution retirement plan covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(12) Deferred Commission Plans

(a) Employee Deferred Commission Plan

The Company has a nonqualified deferred commission plan for certain employees. Effective December 28, 2006, this plan is no longer accepting new contributions. All plan assets are included as an asset and a corresponding liability in deferred commission assets held in trust. The asset and liability for the plan are each $170,758 as of December 31, 2016, and are included in the accompanying consolidated statement of financial condition.

(Continued)

(b) Registered Representative Deferred Commission Program

Prior to April 1, 2004, ICA had a non-qualified deferred commission plan (known as the "Scudder Plan") for certain registered representatives of the Company. Effective December 31, 2003, all plan assets were frozen and are included as an asset and a corresponding liability until the balance is fully distributed. The asset and liability related to the Scudder Plan are each $4,336,685 as of December 31, 2016. The asset is included in deferred commission assets held in trust and the liability is included in the registered representatives' deferred commissions payable in the accompanying consolidated statement of financial condition.

The Company sponsors a non-qualified deferred commission plan for its registered representatives (the "Plan"). This Plan was subject to the Company's agreement with Jackson, wherein the Company agreed to transfer title and ownership of amounts equal to amounts deferred pursuant to the Plan to Jackson, which invests the assets. Jackson, in turn, agreed under the ASA to assume, pay, perform, and discharge the Company's debts and obligations under the Plan, including the claims of the Company's creditors that could be asserted against the amounts the Company transferred to Jackson. The ASA was terminated effective March 1, 2017 upon return of all assets under the ASA to the Company by Jackson on February 9, 2017.

The Company furnishes a Plan document and summary each plan year which is available to its representatives eligible to participate in the Plan. The Plan document and summary discloses the following to its registered representatives: (i) the Company's practice to transfer to Jackson title and ownership of amounts allocated to the representatives' accounts under the Plan for the purpose of facilitating Plan administration, (ii) Jackson would return assets to the Company for payment pursuant to the Plan, and (iii) the assets transferred to Jackson remain subject to the claims of the Company's general creditors.

Consistent with the terms of the Plan, the Company transferred to Jackson from time to time cash amounts equal to the amount of deferred commissions and other credits allocated to representatives' accounts. Jackson, in turn, made all required payments to the Company to pay benefits owed to registered representatives under the Plan as payments became due.

Representatives are always fully vested in their contributions; however, any Company match or discretionary contribution is subject to a 5-year vesting schedule, or 20% per year, notwithstanding a participant who becomes fully vested due to a death or disability. Company matching and discretionary contributions are based in part on the amount deferred and commission revenue production during the plan year, and are expensed over the relevant vesting period. The Company may also allocate special discretionary credits from time to time.

The Company's vested liability at December 31, 2016 was $94,570,387 and is included in the registered representatives' deferred commissions payable in the accompanying consolidated statement of financial condition. The related receivable from Jackson is $100,428,250 which includes both the vested and unvested balance at December 31, 2016 and is included in due from affiliates in the accompanying consolidated statement of financial condition. On February 9, 2017, the administrative services provided by Jackson were terminated and cash was returned to the Company.

(13) Related-Party Transactions

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH. Jackson allocates the shared services expense based on the percentage of time spent on activities related to the Company.

Jackson allocates a portion of its leased office space to ICA based on the proportionate share that ICA utilizes for operations. ICA has committed to pay based on its proportionate share of leased office space through the term of Jackson's lease, and its current commitments are $180,696 annually from 2017 through 2019, $216,836 annually from 2020 through 2025, and $108,418 in 2026. These commitments are subject to change in future periods based on usage factors of the office space.

Pursuant to the tax sharing agreement, the Company paid $5,587,000 and $794,505 for federal and state income taxes, respectively, for the year ended December 31, 2016.

(14) Commitments and Contingencies

(a) Leases

INVEST leases its primary premises under an operating lease, which expires May 31, 2024. The lease agreement provides for rental escalations over the term of the operating lease. INVEST recognizes the rental increases over the term of the lease on a straight-line basis. The following is a schedule by years of the minimum rental commitments for the premises under this noncancelable lease as of December 31, 2016:

2017	$	1,080,082
2018		1,080,082
2019		1,080,082
2020		1,080,082
2021		1,080,082
Thereafter		2,610,195
Total:		8,010,605

(b) Litigation

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

March 30, 2017

The Board of Directors
National Planning Holdings, Inc.
El Segundo, California

Ladies and Gentlemen:

In planning and performing our audits of the financial statements of the entities listed in Appendix I (hereinafter referred to as the Company) as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audits procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses and/or significant deficiencies and therefore, material weaknesses and/or significant deficiencies may exist that were not identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a material weakness.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis. We consider the following deficiency in the Company's internal control to be a material weaknesses.

Control over the proper accounting for the Company's deferred commission plans, including the Company's matching contribution and the accounting for plan liabilities – There appears to have been ineffective review by Company personnel of the accounting for the deferred commission plan activities, including the failure to effectively evaluate the technical accounting and legal requirements on whether the plan liability was legally transferred from a subsidiary to an affiliate company, and failure to appropriately evaluate the timing of accounting recognition of the discretionary contribution that vests over time.

This control deficiency resulted in a failure to prevent or detect a material misstatement in the financial statements of the Company and in the computation of net capital under Rule 15c3-1as of December 31, 2015 and in prior years.

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.



This communication is intended solely for the information and use of management, those charged with governance, and others within the organization and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

KPMG LLP

Los Angeles, California
March 30, 2017